

March 9, 2022

Shyam P. Kambeyanda
Chief Executive Officer
ESAB Corp.
909 Rose Avenue, 8th Floor
North Bethesda, MD 20852

  Re: ESAB Corp.
    Registration Statement on Form 10
    Filed February 22, 2022
    File No. 001-41297

Dear Mr. Kambeyanda:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10 filed February 22, 2022

Our Business Strategy
High Cash Conversion, page 5

1. You disclose that you evaluate your cash flow through a non-GAAP metric, Cash conversion, which is Adjusted EBITDA less capital expenditures divided by Adjusted EBITDA. Considering that this appears to be a non-GAAP liquidity measure, tell us how you considered Item 10(e)(1)(ii)(A) of Regulation S-K and Question 103.1 of the commission's Non-GAAP Compliance and Disclosure Interpretations. In this regard, it appears that Adjusted EBITDA less capital expenditures excludes charges that required or will require cash settlement. Further, tell us how you considered presenting a reconciliation of Adjusted EBITDA less capital expenditures to the most directly comparable GAAP measure, which appears to be cash flow from operating activities.

Unaudited Pro Forma Combined Financial Statements
note (o), page 59

2.   Please further clarify the nature of $9.8 million income tax expense adjustment. Describe the dollar amount and currencies in which the intercompany loans are denominated and how the tax expense is determined. Please also clarify the expected future impact of these intercompany loans on your income tax expenses in periods subsequent to the separation.

Management's Adjustments, page 59

3.   Your disclosure indicates that as a stand-alone public entity you expect to incur incremental costs within certain corporate functions and that these dis-synergies, or higher costs are $5.5 million for the year ended December 31, 2021. However, your disclosure on page 62 indicates that you expect additional separate public company costs to range between approximately $5 million and $13 million per year. Please reconcile these disclosures. To the extent that there are cost synergies net with cost dis-synergies, please separately disclose these adjustments and the methodologies used to estimate.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Sales, page 69

4.   You disclose that net sales from existing businesses increased $456.6 million during 2021 compared to 2020 primarily due to the recovery from the COVID-related sales downturn in 2020, inflation-related pricing increases and new product initiatives. Further, net sales from existing businesses decreased $218.4 million during 2020 compared to 2019 mainly due to lower sales volumes related to COVID-19, slightly offset by price increases. Revise your disclosure to quantify the extent to which your changes in net sales are attributable to changes in prices, changes in the volume or amount of goods or services being sold, or the introduction of new products or services. Refer to Item 303 (b)(2)(iii) of Regulation S-K.

Critical Accounting Policies
Impairment of Goodwill and Indefinite-Lived Intangible Assets, page 76

5.   You disclose that if you determine it is more likely than not for a reporting unit's fair value to be less than its carrying value, a calculation of the fair value is performed and compared to the carrying value of that reporting unit. You further disclose that for the year ended December 31, 2021, a quantitative annual impairment test of Goodwill was performed for the Gas Control Equipment reporting unit. Please revise your disclosure to clarify the percentage by which fair value exceeded carrying value for this reporting unit, and how much this percentage has changed over the periods presented in your financial statements, or some other period you determine to be more relevant. Clarify the underlying factors specific to this reporting unit that contribute to estimation uncertainties

with your cash flow projections, and describe the potential events or changes in circumstances that could reasonably be expected to affect the key assumptions. Refer to Section II.C.8 of SEC Release No. 33-10890.

Description of Certain Indebtedness
Senior Credit Facilities, page 150

6.   Please revise your disclosures to clarify the repayment terms and maturity dates of the $1.2 billion of debt that you expect to incur at or shortly prior to the closing of the distribution. Also revise your disclosures on page 75 to discuss your specific contractual obligations related to this debt.

Financial Statements
Fabrication Technology Business of Colfax Corporation
Notes to Combined Financial Statements
1. Organization and Basis of Presentation, page F-9

7.   We note your disclosure on page F-51 that certain subsidiaries of FabTech were transferred into the ownership of ESAB Corporation on December 29, 2021 and that these subsidiaries, which operate in Peru and Colombia, are fully included in the combined financial results of the Fabrication Technology business of Colfax Corporation. Please revise your disclosure to further clarify the relationship between the financial statements of ESAB Corporation, included in your filing, and the combined financial statements of the Fabrication Technology business of Colfax Corporation. That is, clarify whether the financial statements of ESAB Corporation are fully reflected in the combined financial statements of the Fabrication Technology business of Colfax Corporation. To the extent there are differences, please describe. Further, to the extent that any accounts or transactions included in the financial statements of ESAB Corporation will not be included in periods subsequent to the separation, please describe. In your response, further explain the nature of the $100 million related party receivable, how it is reflected in the combined financial statements of the Fabrication Technology business and how it will be reflected upon the separation.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accountant Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Cathy A. Birkeland